Exhibit 4.2

AMENDMENT NO. 1
AZITRA, INC.
2023 STOCK INCENTIVE PLAN

The Azitra, Inc. 2023 Stock Incentive Plan (the “Stock Plan”) was hereby amended, effective as of October 3, 2024, as follows, and this amendment was approved by the stockholders of Azitra, Inc. at its 2024 Annual Meeting of Stockholders:

1.	Section 4.1 of the Stock Plan is hereby deleted in its entirety and replaced with the following:

“4.1 Maximum Number of Shares Available; Certain Restrictions on Awards.

(a) Subject to adjustment as provided in Section 4.3 of the Plan, the maximum number of shares of Common Stock that will be available for issuance under the Plan (“Share Reserve”) will be 181,842,1 and the maximum number of shares of Common Stock that will be available for issuance in connection with Incentive Stock Options is 181,842. The shares available for issuance under the Plan may, at the election of the Committee, be either treasury shares or shares authorized but unissued, and, if treasury shares are used, all references in the Plan to the issuance of shares will, for corporate law purposes, be deemed to mean the transfer of shares from treasury.

(b) In addition to subpart (a) above, the number of shares of Common Stock in the Share Reserve and available for issuance under the Plan shall automatically increase on January 1st of each year for a period of ten years commencing on January 1, 2026 and ending on (and including) January 1, 2035, in an amount equal to five percent (5%) of the total number of shares of Common Stock outstanding on December 31st of the preceding calendar year. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year, to provide that there shall be no increase in the Share Reserve for such calendar year or that the increase in the Share Reserve for such calendar year shall be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence. For clarity, the Share Reserve in this Section 4.1 is a limitation on the number of shares of Common Stock that may be issued pursuant to the Plan. Accordingly, this Section 4.1 does not limit the granting of Stock Awards outside of the Plan. Shares of Common Stock may be issued in connection with a merger or acquisition as permitted by, as applicable, NASDAQ Listing Rule 5635(c) or, if applicable, NYSE Listed Company Manual Section 303A.08, NYSE-American Company Guide Section 711 or other applicable rule, and any such issuance shall not reduce the number of shares of Common Stock available for issuance under the Plan.”

2.	Except as explicitly set forth herein, the Stock Plan will remain in full force and effect.

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1 Reflects the 1-for-6.66 reverse stock split on August 20, 2025.